Exhibit 99.1

ZTO Reports Fourth Quarter 2024 and Full Year 2024 Unaudited Financial Results

Annual Volume Increased to 34.0 Billion Parcels

RMB10.2 Billion Full Year Adjusted Net Income Grew 12.7%

US$0.35 per Share Semi-Annual Dividend Announced

SHANGHAI, March 19, 2025/PRNewswire/ - ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2024[1]. The Company grew parcel volume by 3.8 billion, or 12.6% year over year while maintaining high quality of service and customer satisfaction. Adjusted net income[2] increased 12.7% to reach RMB10.2 billion. Net cash generated from operating activities was RMB11,429.4 million.

Fourth Quarter 2024 Financial Highlights

▪	Revenues were RMB12,919.7 million (US$1,770.0 million), an increase of 21.7% from RMB10,619.4 million in the same period of 2023.

▪	Gross profit was RMB3,759.7 million (US$515.1 million), an increase of 20.2% from RMB3,128.2 million in the same period of 2023.

▪	Net income was RMB2,446.8 million (US$335.2 million), an increase of 10.7% from RMB2,209.8 million in the same period of 2023.

▪	Adjusted EBITDA[3] was RMB4,615.3 million (US$632.3 million), an increase of 26.4% from RMB3,651.8 million in the same period of 2023.

▪	Adjusted net income[2] was RMB2,733.3 million (US$374.5 million), an increase of 23.4% from RMB2,214.4 million in the same period of 2023.

▪	Basic and diluted net earnings per American depositary share (“ADS”[4]) were RMB2.97 (US$0.41) and RMB2.89 (US$0.40), an increase of 9.2% and 8.6% from RMB2.72 and RMB2.66 in the same period of 2023, respectively.

▪	Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders[5] were RMB3.32 (US$0.45) and RMB3.24 (US$0.44), an increase of 21.6% and 21.3% from RMB2.73 and RMB2.67 in the same period of 2023, respectively.

▪	Net cash provided by operating activities was RMB2,806.3 million (US$384.5 million), compared with RMB3,923.3 million in the same period of 2023.

Fiscal Year 2024 Financial Highlights

▪	Revenues were RMB44,280.7 million (US$6,066.4 million), an increase of 15.3% from RMB38,418.9 million in 2023.

▪	Gross profit was RMB13,717.1 million (US$1,879.2 million), an increase of 17.6% from RMB11,662.5 million in 2023.

▪	Net income was RMB8,887.6 million (US$1,217.6 million), an increase of 1.5% from RMB8,754.5 million in 2023.

▪	Adjusted EBITDA[3] was RMB16,354.9 million (US$2,240.6 million), an increase of 15.9% from RMB14,107.3 million in 2023.

▪	Adjusted net income[2] was RMB10,150.4 million (US$1,390.6 million), an increase of 12.7% from RMB9,005.9 million in 2023.

▪	Basic and diluted net earnings per American depositary share (“ADS”[4]) were RMB10.95 (US$1.50) and RMB10.70 (US$1.47), an increase of 1.1% and 0.9% from RMB10.83 and RMB10.60 in 2023.

▪	Adjusted basic and diluted net earnings per American depositary share attributable to ordinary shareholders were RMB12.52 (US$1.72) and RMB12.20 (US$1.67), an increase of 12.4% and 11.9% from RMB11.14 and RMB10.90 in 2023.

▪	Net cash provided by operating activities was RMB11,429.4 million (US$1,565.8 million), compared with RMB13,361.0 million in 2023.

Operational Highlights for Fourth Quarter 2024

▪	Parcel volume was 9,665 million, an increase of 11.0% from 8,705 million in the same period of 2023.

▪	Number of pickup/delivery outlets was over 31,000 as of December 31, 2024.

▪	Number of direct network partners was over 6,000 as of December 31, 2024.

▪	Number of self-owned line-haul vehicles was over 10,000 as of December 31, 2024.

▪	Out of the over 10,000 self-owned trucks, over 9,400 were high capacity 15 to 17-meter-long models as of December 31, 2024, compared to over 9,200 as of December 31, 2023.

▪	Number of line-haul routes between sorting hubs was over 3,900 as of December 31, 2024, which is similar to the same period last year.

▪	Number of sorting hubs was 95 as of December 31, 2024, among which 91 are operated by the Company and 4 by the Company’s network partners.

(1)	An investor relations presentation accompanies this earnings release and can be found at http://zto.investorroom.com.

(2)	Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as impairment of investments in equity investees, gain/(loss) on disposal of equity investment and subsidiary and corresponding tax impact which management aims to better represent the underlying business operations.

(3)	Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as impairment of investments in equity investees, gain/(loss) on disposal of equity investment and subsidiary which management aims to better represent the underlying business operations.

(4)	One ADS represents one Class A ordinary share.

(5)	Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted American depositary shares, respectively.

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented, “During the fourth quarter, ZTO maintained high quality of services and customer satisfaction, and achieved 9.7 billion of parcel volume and 2.7 billion of adjusted net income. To increase retail parcel volume was one of the key objectives to enhance revenue mix, and our average daily retail parcel volume exceeded 7 million which increased nearly 50% over the same fourth quarter last year.”

Mr. Lai added, “As domestic economy slowly moves towards recovery, growth of China’s express delivery industry was relatively robust. Consumers are motivated by the value-preposition associated with on-line purchases and the trend of spending downgrade persisted where parcel unit pricing continued to be under pressure. We estimate that the industry growth for the year will likely be around 15% for the year of 2025. We have re-anchored among our priority focuses of quality, volume and net profit, and it is paramount for us to achieve volume growth target above industry average for 2025.”

Ms. Huiping Yan, Chief Financial Officer of ZTO, commented, “For the fourth quarter of 2024, ZTO’s core express ASP increased 13 cents driven by improvements in key accounts’ mix offsetting negative impact from lower per parcel weight and volume incentive increases. Combined unit sorting and transportation costs decreased approximately 6 cents through productivity initiatives. Our SG&A excluding share-based compensation was 5% of revenue compared to 6.6% last year. Cash flow from operating activities was 2.8 billion, and capital spending was 1.2 billion.”

Ms. Yan added, “Slow to recover economic conditions caused a greater proportion of ecommerce packages being low-value or unprofitable. Between strategic value and economic value, we are making conscientious trade-off decisions to ensure short-term and long-term impacts are properly balanced. Profits driven by our unique competitive advantages, such as quality of services, scale and reach, operating efficiency and partner network stability, will remain intact. Meanwhile，we are increasing our effort to support and enable network partners’ sustainable growth and prosperity. By expanding our leadership in volume market share, everyone under the ZTO brand can work better together to address market pricing pressure, last-mile cost increases, and any other challenges in the future.”

Fourth Quarter 2024 Unaudited Financial Results

	Three Months Ended December 31,
	2023		2024
	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Express delivery services	9,759,253	91.9	12,024,132	1,647,299	93.1
Freight forwarding services	236,640	2.2	208,931	28,623	1.6
Sale of accessories	579,138	5.5	646,675	88,594	5.0
Others	44,403	0.4	39,964	5,476	0.3
Total revenues	10,619,434	100.0	12,919,702	1,769,992	100.0

Total Revenues were RMB12,919.7 million (US$1,770.0 million), an increase of 21.7% from RMB10,619.4 million in the same period of 2023. Revenue from the core express delivery business increased by 22.4% compared to the same period of 2023 driven by a 11.0% growth in parcel volume and a 10.3% increase in unit price. KA revenue, including delivery fees from direct sales organizations established to serve core express KA customers, increased by 275.9% as the proportion of higher-valued parcels such as returned parcels from e-commerce platforms continued to increase. Revenue from freight forwarding services decreased by 11.7% compared to the same period of 2023 mainly due to declining cross-border e-commerce pricing. Revenue from sales of accessories, largely consisted of sales of thermal paper used for digital waybills' printing, increased by 11.7%. Other revenues were derived mainly from financing services.

	Three Months Ended December 31,
	2023		2024
		% of			% of
	RMB	revenues	RMB	US$	revenues

	(in thousands, except percentages)
Line-haul transportation cost	3,964,208	37.3	3,913,823	536,192	30.3
Sorting hub operating cost	2,257,047	21.3	2,543,707	348,486	19.7
Freight forwarding cost	227,547	2.1	197,053	26,996	1.5
Cost of accessories sold	162,227	1.5	196,941	26,981	1.5
Other costs	880,156	8.3	2,308,459	316,257	17.9
Total cost of revenues	7,491,185	70.5	9,159,983	1,254,912	70.9

Total cost of revenues was RMB9,160.0 million (US$1,254.9 million), an increase of 22.3% from RMB7,491.2 million in the same period last year.

Line haul transportation cost was RMB3,913.8 million (US$536.2 million), a decrease of 1.3% from RMB3,964.2 million in the same period last year. The unit transportation cost decreased 13.0% or 6 cents mainly attributable to better economies of scale, decreased fuel price and improved load rate through more effective route planning.

Sorting hub operating cost was RMB2,543.7 million (US$348.5 million), an increase of 12.7% from RMB2,257.0 million in the same period of last year. The increase primarily consisted of (i) RMB211.2 million (US$28.9 million) increase in labor-associated costs, a net result of wage increases partially offset by automation-driven efficiency improvements and (ii) RMB58.4 million (US$8.0 million) increase in depreciation and amortization costs associated with expansion of automation equipment and facility upgrades to further improve transit efficiency. As of December 31, 2024, there were 596 sets of automated sorting equipment in service, compared to 464 sets as of December 31, 2023.

Cost of accessories sold was RMB196.9 million (US$27.0 million), increased by 21.4% compared with RMB162.2 million in the same period last year.

Other costs of RMB2,308.5 million (US$316.3 million) increased 162.3% from RMB880.2 million in the same period last year, which included costs for serving higher-valued enterprise customers that increased by RMB1,442.7 million (US$197.6 million).

Gross Profit was RMB3,759.7 million (US$515.1 million), increased by 20.2% from RMB3,128.2 million in the same period last year. Gross margin rate was 29.1% compared to 29.5% in the same period last year.

Total Operating Expenses were RMB306.5 million (US$42.0 million), compared to RMB373.2 million in the same period last year.

Selling, general and administrative expenses were RMB655.8 million (US$89.8 million), decreased by 6.4% from RMB700.4 million in the same period last year. There was a RMB85.6 million provision of losses from a credit loan provided to Shanghai Shuangcaiji Intelligent Technology Co., Ltd.(上海雙彩吉智能科技有限公司), an equipment supplier, in the same period last year.

Other operating income, net was RMB349.3 million (US$47.9 million), compared to RMB327.2 million in the same period last year. Other operating income mainly consisted of (i) RMB214.7 million (US$29.4 million) of government subsidies and tax rebates, (ii) RMB111.5 million (US$15.3 million) ADR fee rebate, and (iii) RMB23.1 million (US$3.2 million) of rental income and other income.

Income from operations was RMB3,453.2 million (US$473.1 million), an increase of 25.3% from RMB2,755.1 million for the same period last year. The operating margin rate increased to 26.7% from 25.9% in the same period last year.

Interest income was RMB221.9 million (US$30.4 million), compared with RMB201.4 million in the same period last year.

Interest expenses was RMB71.8 million (US$9.8 million), compared with RMB61.8 million in the same period last year.

Gain from fair value changes of financial instruments was RMB168.0 million (US$23.0 million), compared with a loss of RMB51.2 million in the same period last year. Such gain or loss from fair value changes of the financial instruments is quoted by commercial banks according to market-based estimation of future redemption prices.

Impairment of investment in equity investees was RMB258.6 million (US$35.4 million). Such provision for impairment was related to the Company’s investment in Zhejiang Yizhan Network Technology Co., Ltd.(浙江驛棧網絡科技有限公司), a subsidiary of Cainiao Smart Logistics Network Ltd.(菜鳥智慧物流網絡有限公司).

Income tax expenses were RMB1,059.1 million (US$145.1 million) compared to RMB636.6 million in the same period last year. Overall income tax rate increased by 8.1 percentage points year over year, mainly due to a RMB372.3 million (US$51.0 million) accrual of withholding tax on dividend payable to ZTO Express (Hong Kong) Limited.

Net income was RMB2,446.8 million (US$335.2 million), which increased by 10.7% from RMB2,209.8 million in the same period last year.

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB2.97 (US$0.41) and RMB2.89 (US$0.40), compared to basic and diluted earnings per ADS of RMB2.72 and RMB2.66 in the same period last year, respectively.

Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders were RMB3.32 (US$0.45) and RMB3.24 (US$0.44), compared with RMB2.73 and RMB2.67 in the same period last year, respectively.

Adjusted net income was RMB2,733.3 million (US$374.5 million), compared with RMB2,214.4 million during the same period last year.

EBITDA[1] was RMB4,328.8 million (US$593.0 million), compared with RMB3,647.2 million in the same period last year.

Adjusted EBITDA was RMB4,615.3 million (US$632.3 million), compared to RMB3,651.8 million in the same period last year.

Net cash provided by operating activities was RMB2,806.3 million (US$384.5 million), compared with RMB3,923.3 million in the same period last year.

(1)	EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses which management aims to better represent the underlying business operations.

Fiscal Year 2024 Financial Results

	Year Ended December 31,
	2023		2024
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Express delivery services	35,488,060	92.4	40,953,034	5,610,543	92.5
Freight forwarding services	906,802	2.4	885,410	121,301	2.0
Sale of accessories	1,876,624	4.9	2,300,392	315,152	5.2
Others	147,429	0.3	141,884	19,438	0.3
Total revenues	38,418,915	100.0	44,280,720	6,066,434	100.0

Total Revenues were RMB44,280.7 million (US$6,066.4 million), an increase of 15.3% from RMB38,418.9 million last year. Revenue from the core express delivery business increased by 15.7% driven by a 12.6% growth in parcel volume and a 2.7% increase in unit price. KA revenue, including delivery fees from direct sales organizations established to serve core express KA customers, increased by 100.7% as the proportion of higher-valued parcels such as returned parcels from e-commerce platforms continued to increase. Revenue from freight forwarding services decreased by 2.4% compared to last year mainly due to declining cross-border e-commerce pricing. Revenue from sales of accessories, largely consisted of sales of thermal paper used for digital waybills’ printing, increased by 22.6%. Other revenues were derived mainly from financing services.

	Year Ended December 31,
	2023		2024
		% of			% of
	RMB	revenues	RMB	US$	revenues
	(in thousands, except percentages)
Line-haul transportation cost	13,591,627	35.4	13,966,446	1,913,395	31.5
Sorting hub operating cost	8,253,522	21.5	9,163,784	1,255,433	20.7
Freight forwarding cost	854,533	2.2	828,270	113,473	1.9
Cost of accessories sold	513,391	1.3	651,729	89,287	1.5
Other costs	3,543,316	9.2	5,953,399	815,612	13.4
Total cost of revenues	26,756,389	69.6	30,563,628	4,187,200	69.0

Total cost of revenues was RMB30,563.6 million (US$4,187.2 million), an increase of 14.2% from RMB26,756.4 million last year.

Line haul transportation cost was RMB13,966.4 million (US$1,913.4 million), an increase of 2.8% from RMB13,591.6 million last year. The unit transportation cost decreased by 8.9% or 4 cents mainly attributable to better economies of scale and improved load rate through more effective route planning.

Sorting hub operating cost was RMB9,163.8 million (US$1,255.4 million), an increase of 11.0% from RMB8,253.5 million last year. The increase primarily consisted of (i) RMB542.6 million (US$74.3 million) increase in labor-associated costs, a net result of wage increases partially offset by automation-driven efficiency improvement, and (ii)RMB288.3 million (US$39.5 million) increase in depreciation and amortization costs associated with automated equipment and facility upgrades to further improve transit efficiency.

Cost of accessories sold was RMB615.7 million (US$89.3 million), increased by 26.9% compared with RMB513.4 million last year.

Other costs of RMB5,953.4 million (US$815.6 million) increased 68.0% from RMB3,543.3 million in 2023, which included costs for serving higher-valued enterprise customers that increased by RMB2,452.0 million (US$335.9 million).

Gross Profit was RMB13,717.1 million (US$1,879.2 million), increased 17.6% from RMB11,662.5 million last year as a combined result of revenues growth and cost productivity gain. Gross margin rate improved to 31.0% from 30.4% last year.

Total Operating Expenses were RMB1,940.2 million (US$265.8 million), compared to RMB1,654.6 million last year.

Selling, general and administrative expenses were RMB2,690.0 million (US$368.5 million), increased by 10.9% from RMB2,425.3 million last year, mainly due to (i) RMB72.4 million(US$9.9 million) increase in headquarter facility expenses, (ii) RMB47.6 million (US$6.5 million) increase in depreciation and amortization costs associated with administrative equipment and facilities, and (iii) RMB47.6 million (US$6.5 million) increase in compensation and benefit expenses.

Other operating income, net was RMB749.8 million (US$102.7 million), compared to RMB770.7 million last year. Other operating income mainly consisted of (i) RMB488.9 million (US$67.0 million) of government subsidies and tax rebates, (ii) RMB171.3 million (US$23.5 million) of rental and other income, and (iii) RMB111.5 million (US$15.3 million) ADR fee rebate.

Income from operations was RMB11,776.9 million (US$1,613.4 million), an increase of 17.7% from RMB10,007.9 million last year. The operating margin rate increased to 26.6% from 26.0% last year.

Interest income was RMB993.5 million (US$136.1 million), compared with RMB706.8 million last year.

Interest expenses was RMB337.9 million (US$46.3 million), compared with RMB289.5 million last year.

Gain from fair value changes of financial instruments was RMB202.9 million (US$27.8 million), compared with a gain of RMB164.5 million last year. Such gain or loss from fair value changes of the financial instruments is quoted by commercial banks according to market-based estimation of future redemption prices.

Impairment of investment in equity investees was RMB931.4 million (US$127.6 million), included the provision for impairment of (i) RMB479.9 million (US$65.8 million) related to a tender offer initiated by Alibaba Group Holding Limited (阿里巴巴集團控股有限公司) to purchase all the outstanding shares of Cainiao Smart Logistics Network Limited (菜鳥智慧物流網絡有限公司), as the offer price was below the carrying amount, and (ii) RMB451.5 million (US$61.8 million) of the Company’s investment in Zhejiang Yizhan Network Technology Co., Ltd.(浙江驛棧網絡科技有限公司), a subsidiary of Cainiao Smart Logistics Network Ltd.(菜鳥智慧物流網絡有限公司).

Foreign currency exchange Loss, before tax was RMB17.9 million (US$2.5 million), mainly due to the appreciation of the onshore U.S. dollar-denominated bank deposits against the Chinese Renminbi.

Income tax expenses were RMB2,845.4 million (US$389.8 million) compared to RMB1,938.6 million last year. Overall income tax rate increased by 6.3% percentage points year over year, mainly due to (i) the accrual of RMB 518.3 million (US$ 71.0 million) in withholding tax on dividend payable to ZTO Express (Hong Kong) Limited, and (ii) an income tax refund of RMB207.1 million (US$ 28.4 million) received in the third quarter of 2023 by Shanghai Zhongtongji Network Technology Co., Ltd.(上海中通吉網絡技術有限公司), a wholly-owned subsidiary of the Company, for being recognized as a “Key Software Enterprise” that was qualified for a preferential tax rate of 10% for tax year 2022.

Net income was RMB8,887.6 million (US$1,217.6 million), which increased by 1.5% from RMB8,754.5 million last year.

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB10.95 (US$1.50) and RMB10.70 (US$1.47), compared to basic and diluted earnings per ADS of RMB10.83 and RMB10.60 last year, respectively.

Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders were RMB12.52 (US$1.72) and RMB12.20 (US$1.67), compared with RMB11.14 and RMB10.90 last year, respectively.

Adjusted net income was RMB10,150.4 million (US$1,390.6 million), compared with RMB9,005.9 million last year.

EBITDA[1] was RMB15,094.3 million (US$2,067.9 million), compared with RMB13,857.8 million last year.

Adjusted EBITDA was RMB16,354.9 million (US$2,240.6 million), compared to RMB14,107.3 million last year.

Net cash provided by operating activities was RMB11,429.4 million (US$1,565.8 million), compared with RMB13,361.0 million last year.

Recent Developments

Appointment of Nominating and Corporate Governance Committee Member

The board of directors (the “Board”) has appointed Ms. Fang Xie, an independent non-executive director, as a member of the nominating and corporate governance committee of the Board, effective March 19, 2025. Following the appointment, the nominating and corporate governance committee consists of four independent non-executive directors, namely Mr. Frank Zhen Wei (as the chairman), Mr. Qin Charles Huang, Mr. Tsun-Ming Daniel Kao and Ms. Fang Xie.

Declaration of Semi-Annual Dividend

The board of directors (the “Board”) has approved a cash dividend of US$0.35 per ADS and ordinary share for the six months ended December 31, 2024, to holders of its ordinary shares and ADSs as of the close of business on April 10, 2025. The dividend payment represents a 40% dividend payout ratio. For holders of Class A and Class B ordinary shares, in order to qualify for entitlement to the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on April 10, 2025 (Hong Kong Time). The payment date is expected to be April 22, 2025 for holders of Class A and Class B ordinary shares, and April 29, 2025 for holders of ADSs.

Company Share Repurchase Program

The Board has approved its share repurchase program in November 2018 and made subsequent modifications, whereby the latest modification increased the aggregate value of shares that may be repurchased to US$2.0 billion and extended the effective period through June 30, 2025. As of December 31, 2024, the Company had purchased an aggregate of 50,546,707 ADSs for US$1,222.0 million on the open market, including repurchase commissions. The remaining funds available under the share repurchase program is US$778.0 million.

Business Outlook

Based on current market and operating conditions, the Company’s parcel volume for 2025 is expected to be in the range of 40.8 billion to 42.2 billion, representing a 20% to 24% increase year over year. Such estimates represent management’s current and preliminary view, which are subject to change.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB7.2993 to US$1.00, the noon buying rate on December 31, 2024 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders, and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders, each a non-GAAP financial measure, in evaluating ZTO’s operating results and for financial and operational decision-making purposes.

Reconciliations of the Company’s non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that such Non-GAAP measures help identify underlying trends in ZTO’s business that could otherwise be distorted by the effect of the related expenses and gains that the Company includes in income from operations and net income. The Company believes that EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by ZTO’s management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to compare the historical non-GAAP financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO’s data. ZTO encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO’s management team will host an earnings conference call at 8:30 PM U.S. Eastern Time on Tuesday, March 18, 2025 (8:30 AM Beijing Time on March 19, 2025).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	800-963-976
Mainland China:	4001-206-115
Singapore:	800-120-5863
International:	1-412-317-6061
Passcode:	9429827

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until March 25, 2025:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	8404611

Additionally, a live and archived webcast of the conference call will be available at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK:2057) ("ZTO" or the "Company") is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This announcement contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and other similar expressions. Among other things, the business outlook and quotations from management in this announcement contain forward-looking statements. ZTO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC") and The Stock Exchange of Hong Kong Limited (the "HKEX"), in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the HKEX, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including but not limited to statements about ZTO's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: risks relating to the development of the e-commerce and express delivery industries in China; its significant reliance on certain third-party e-commerce platforms; risks associated with its network partners and their employees and personnel; intense competition which could adversely affect the Company's results of operations and market share; any service disruption of the Company's sorting hubs or the outlets operated by its network partners or its technology system; ZTO's ability to build its brand and withstand negative publicity, or other favorable government policies. Further information regarding these and other risks is included in ZTO's filings with the SEC and the HKEX. All information provided in this announcement is as of the date of this announcement, and ZTO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended December 31,			Year Ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands, except for share and per share data)
Revenues	10,619,434	12,919,702	1,769,992	38,418,915	44,280,720	6,066,434
Cost of revenues	(7,491,185)	(9,159,983)	(1,254,912)	(26,756,389)	(30,563,628)	(4,187,200)
Gross profit	3,128,249	3,759,719	515,080	11,662,526	13,717,092	1,879,234
Operating (expenses)/income:
Selling, general and administrative	(700,357)	(655,825)	(89,848)	(2,425,253)	(2,690,017)	(368,531)
Other operating income, net	327,203	349,277	47,851	770,651	749,784	102,720
Total operating expenses	(373,154)	(306,548)	(41,997)	(1,654,602)	(1,940,233)	(265,811)
Income from operations	2,755,095	3,453,171	473,083	10,007,924	11,776,859	1,613,423
Other income/(expenses):
Interest income	201,383	221,927	30,404	706,765	993,535	136,114
Interest expense	(61,804)	(71,784)	(9,834)	(289,533)	(337,919)	(46,295)
(Loss)/gain from fair value changes of financial instruments	(51,247)	168,003	23,016	164,517	202,886	27,795
(Loss)/gain on disposal of equity investees, subsidiary and others	(4,589)	(21,212)	(2,906)	5,485	(10,518)	(1,441)
Impairment of investment in equity investees	-	(258,551)	(35,421)	-	(931,367)	(127,597)
Foreign currency exchange gain/(loss) before tax	17,972	(318)	(44)	93,543	(17,930)	(2,456)
Income before income tax, and share of (loss)/gain in equity method	2,856,810	3,491,236	478,298	10,688,701	11,675,546	1,599,543
Income tax expense	(636,621)	(1,059,086)	(145,094)	(1,938,600)	(2,845,361)	(389,813)
Share of (loss)/gain in equity method investments	(10,376)	14,659	2,008	4,356	57,410	7,865
Net income	2,209,813	2,446,809	335,212	8,754,457	8,887,595	1,217,595
Net income attributable to non-controlling interests	(17,507)	(64,119)	(8,784)	(5,453)	(70,760)	(9,694)
Net income attributable to ZTO Express (Cayman) Inc.	2,192,306	2,382,690	326,428	8,749,004	8,816,835	1,207,901
Net income attributable to ordinary shareholders	2,192,306	2,382,690	326,428	8,749,004	8,816,835	1,207,901
Net earnings per share attributed to ordinary shareholders
Basic	2.72	2.97	0.41	10.83	10.95	1.50
Diluted	2.66	2.89	0.40	10.60	10.70	1.47
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	806,082,185	803,354,580	803,354,580	807,739,616	804,875,816	804,875,816
Diluted	837,291,253	836,920,680	836,920,680	838,948,683	838,441,916	838,441,916
Net income	2,209,813	2,446,809	335,212	8,754,457	8,887,595	1,217,595
Other comprehensive income/ (expenses), net of tax of nil:
Foreign currency translation adjustment	70,677	(124,108)	(17,003)	(104,052)	(103,970)	(14,244)
Comprehensive income	2,280,490	2,322,701	318,209	8,650,405	8,783,625	1,203,351
Comprehensive income attributable to non-controlling interests	(17,507)	(64,119)	(8,784)	(5,453)	(70,760)	(9,694)
Comprehensive income attributable to ZTO Express (Cayman) Inc.	2,262,983	2,258,582	309,425	8,644,952	8,712,865	1,193,657

Unaudited Consolidated Balance Sheets Data:

	As of
	December 31,	December 31,
	2023	2024
	RMB	RMB	US$

	(in thousands, except for share data)
ASSETS
Current assets
Cash and cash equivalents	12,333,884	13,465,442	1,844,758
Restricted cash	686,568	37,517	5,140
Accounts receivable, net	572,558	1,503,706	206,007
Financing receivables	1,135,445	1,178,617	161,470
Short-term investment	7,454,633	8,848,447	1,212,232
Inventories	28,074	38,569	5,284
Advances to suppliers	821,942	783,599	107,353
Prepayments and other current assets	3,772,377	4,329,664	593,162
Amounts due from related parties	148,067	168,160	23,038
Total current assets	26,953,548	30,353,721	4,158,444
Investments in equity investees	3,455,119	1,871,337	256,372
Property and equipment, net	32,181,025	33,915,366	4,646,386
Land use rights, net	5,637,101	6,170,233	845,318
Intangible assets, net	23,240	17,043	2,335
Operating lease right-of-use assets	672,193	566,316	77,585
Goodwill	4,241,541	4,241,541	581,089
Deferred tax assets	879,772	984,567	134,885
Long-term investment	12,170,881	12,017,755	1,646,426
Long-term financing receivables	964,780	861,453	118,019
Other non-current assets	701,758	919,331	125,948
Amounts due from related parties-non current	584,263	421,667	57,766
TOTAL ASSETS	88,465,221	92,340,330	12,650,573
LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowing	7,765,990	9,513,958	1,303,407
Accounts payable	2,557,010	2,463,395	337,484
Advances from customers	1,745,727	1,565,147	214,424
Income tax payable	333,257	488,889	66,978
Amounts due to related parties	234,683	202,766	27,779
Operating lease liabilities	186,253	183,373	25,122
Dividends payable	1,548	14,134	1,936
Convertible senior notes	-	7,270,081	995,997
Other current liabilities	7,236,716	6,571,492	900,290
Total current liabilities	20,061,184	28,273,235	3,873,417
Non-current operating lease liabilities	455,879	377,717	51,747
Deferred tax liabilities	638,200	1,014,545	138,992
Convertible senior notes	7,029,550	-	-
TOTAL LIABILITIES	28,184,813	29,665,497	4,064,156
Shareholders' equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized; 812,866,663 shares issued and 804,719,252 shares outstanding as of December 31, 2023; 810,339,182 shares issued and 798,622,719 shares outstanding as of December 31, 2024)	525	523	72
Additional paid-in capital	24,201,745	24,389,905	3,341,403
Treasury shares, at cost	(510,986)	(1,131,895)	(155,069)
Retained earnings	36,301,185	39,098,553	5,356,480
Accumulated other comprehensive loss	(190,724)	(294,694)	(40,373)
ZTO Express (Cayman) Inc. shareholders' equity	59,801,745	62,062,392	8,502,513
Noncontrolling interests	478,663	612,441	83,904
Total Equity	60,280,408	62,674,833	8,586,417
TOTAL LIABILITIES AND EQUITY	88,465,221	92,340,330	12,650,573

Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended December 31,			Year Ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities	3,923,285	2,806,349	384,468	13,360,967	11,429,436	1,565,826
Net cash provided by / (used in) investing activities	1,181,169	2,974,348	407,484	(12,252,751)	(5,980,724)	(819,356)
Net cash used in financing activities	(2,166,101)	(4,031,871)	(552,364)	(769,836)	(4,995,180)	(684,337)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	4,450	34,377	4,710	109,843	26,105	3,577
Net increase in cash, cash equivalents and restricted cash	2,942,803	1,783,203	244,298	448,223	479,637	65,710
Cash, cash equivalents and restricted cash at beginning of period	10,108,507	11,747,744	1,609,434	12,603,087	13,051,310	1,788,022
Cash, cash equivalents and restricted cash at end of period	13,051,310	13,530,947	1,853,732	13,051,310	13,530,947	1,853,732

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

	As of
	December 31,	December 31,
	2023	2024
	RMB	RMB	US$

	(in thousands)
Cash and cash equivalents	12,333,884	13,465,442	1,844,758
Restricted cash, current	686,568	37,517	5,140
Restricted cash, non-current	30,858	27,988	3,834
Total cash, cash equivalents and restricted cash	13,051,310	13,530,947	1,853,732

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended December 31,			Year Ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net income	2,209,813	2,446,809	335,212	8,754,457	8,887,595	1,217,595
Add:
Share-based compensation expense [1]	-	6,768	927	254,976	318,692	43,661
Impairment of investment in equity investees [1]	-	258,551	35,421	-	931,367	127,597
Loss / (gain) on disposal of equity investees, subsidiary and others, net of income taxes	4,589	21,212	2,906	(3,513)	12,705	1,741
Adjusted net income	2,214,402	2,733,340	374,466	9,005,920	10,150,359	1,390,594

Net income	2,209,813	2,446,809	335,212	8,754,457	8,887,595	1,217,595
Add:
Depreciation	705,117	714,289	97,857	2,740,819	2,882,579	394,912
Amortization	33,855	36,793	5,041	134,390	140,827	19,293
Interest expenses	61,804	71,784	9,834	289,533	337,919	46,295
Income tax expenses	636,621	1,059,086	145,094	1,938,600	2,845,361	389,813
EBITDA	3,647,210	4,328,761	593,038	13,857,799	15,094,281	2,067,908

Add:
Share-based compensation expense	-	6,768	927	254,976	318,692	43,661
Impairment of investment in equity investees	-	258,551	35,421	-	931,367	127,597
Loss / (gain) on disposal of equity investees, subsidiary and others, before income taxes	4,589	21,212	2,906	(5,485)	10,518	1,441
Adjusted EBITDA	3,651,799	4,615,292	632,292	14,107,290	16,354,858	2,240,607

(1)	Net of income taxes of nil

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended December 31,			Year Ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net income attributable to ordinary shareholders	2,192,306	2,382,690	326,428	8,749,004	8,816,835	1,207,901
Add:
Share-based compensation expense [1]	-	6,768	927	254,976	318,692	43,661
Impairment of investment in equity investees [1]	-	258,551	35,421	-	931,367	127,597
Loss / (gain) on disposal of equity investees, subsidiary and others, net of income taxes	4,589	21,212	2,906	(3,513)	12,705	1,741
Adjusted Net income attributable to ordinary shareholders	2,196,895	2,669,221	365,682	9,000,467	10,079,599	1,380,900

Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	806,082,185	803,354,580	803,354,580	807,739,616	804,875,816	804,875,816
Diluted	837,291,253	836,920,680	836,920,680	838,948,683	838,441,916	838,441,916

Net earnings per share/ADS attributable to ordinary shareholders
Basic	2.72	2.97	0.41	10.83	10.95	1.50
Diluted	2.66	2.89	0.40	10.60	10.70	1.47

Adjusted net earnings per share/ADS attributable to ordinary shareholders
Basic	2.73	3.32	0.45	11.14	12.52	1.72
Diluted	2.67	3.24	0.44	10.90	12.20	1.67

(1)	Net of income taxes of nil

For investor and media inquiries, please contact:

ZTO Express (Cayman) Inc.

Investor Relations

E-mail: ir@zto.com

Phone: +86 21 5980 4508